UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INTERSECTIONS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

460981301
(CUSIP Number)

Michael R. Stanfield c/o Intersections Inc.
3901 Stonecroft Boulevard, Chantilly, VA 20151
(703) 488-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460981301

1	Names of Reporting Person.

Michael R. Stanfield

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
OO, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
2,008,090
	8	Shared Voting Power
0
	9	Sole Dispositive Power
2,008,090
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,008,090
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)
10.2%
14	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE: Michael R. Stanfield has previously reported his beneficial ownership on Schedule 13G (and an amendment thereto) with respect to the common stock (the “Common Stock”) of Intersections Inc. (the “Company”), in accordance with Rule 13d-1(d).  On November 14, 2014, in connection with his entry into an amended and restated employment agreement with the Company and pursuant to the terms thereof, Mr. Stanfield (a) was granted an equity award of 400,000 shares of restricted Common Stock (the “2014 Restricted Stock Award”) pursuant to the Company’s 2014 Stock Incentive Plan (the “2014 Plan”) and (b) became entitled to receive in January 2015 an additional equity award (the “2015 Equity Award”) of 400,000 shares of restricted Common Stock or restricted stock units (“RSUs”).  As a result of these equity awards, together with all other acquisitions by Mr. Stanfield of shares of Common Stock during the immediately preceding twelve-month period, Mr. Stanfield acquired beneficial ownership of more than two percent of the Common Stock during a twelve-month period.  Accordingly, Mr. Stanfield is filing this statement with the Securities and Exchange Commission on Schedule 13D pursuant to Section 13(d) of the Act.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock of the Company. The address of the principal executive office of the Company is 3901 Stonecroft Boulevard, Chantilly, Virginia 20151.

Item 2. Identity and Background

(a) This Statement is being filed by Michael R. Stanfield.

(b) Mr. Stanfield’s business address is c/o Intersections Inc., 3901 Stonecroft Boulevard, Chantilly, Virginia 20151.

(c) Mr. Stanfield’s principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Company.

(d) During the last five years, Mr. Stanfield has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Stanfield has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Stanfield is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Of the 932,523 shares of Common Stock that Mr. Stanfield acquired beneficial ownership of in the twelve months preceding the date of this Statement, Mr. Stanfield beneficially acquired (a) 132,523 shares of Common Stock upon the vesting of outstanding RSUs, net of an aggregate of 106,868 shares of Common Stock withheld by the Company to satisfy applicable tax withholding obligations, (b) 400,000 shares of Common Stock pursuant to the 2014 Restricted Stock Award, and (c) 400,000 shares of Common Stock pursuant to his right to receive the 2015 Equity Award.  No cash consideration was paid by Mr. Stanfield to the Company or any other person in connection with the acquisition of these shares, except that Mr. Stanfield is obligated to pay the Company $0.01 per share, or $4,000 in the aggregate for the 2014 Restricted Stock Award.  Mr. Stanfield will use his personal funds for this purchase.

The balance of the shares of Common Stock beneficially owned by Mr. Stanfield were acquired by Mr. Stanfield using his personal funds, or as compensation through the issuance of shares of Common Stock upon the exercise of stock options and vesting of RSUs or from other sources.

Item 4. Purpose of Transaction

All of the securities reported herein were acquired for investment purposes and/or as compensation for, and in connection with, his positions with the Company.

Mr. Stanfield is the Chairman of the Board of Directors and Chief Executive Officer of the Company.  In these capacities, Mr. Stanfield takes, and will continue to take, an active role in the Company’s management and strategic direction.  Additionally, in his capacity as a shareholder of the Company, Mr. Stanfield reviews and intends to continue to review, on an ongoing basis, his investment in the Company.  Depending on the factors discussed below and subject to applicable law and the policies of the Company, Mr. Stanfield may from time to time acquire additional securities of the Company or otherwise dispose of some or all of his securities of the Company. Any transactions that Mr. Stanfield may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Company, the financial condition, results of operations and prospects of the Company, general economic, financial market and industry conditions, other investment and business opportunities available to Mr. Stanfield, tax considerations and other factors.

Other than as described above in this Item 4, Mr. Stanfield has no present plan or proposal relating to or that would result in any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, Mr. Stanfield may consider such matters and, subject to applicable law and the policies of the Company, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Company, other stockholders of the Company or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a)-(b) Mr. Stanfield beneficially owns an aggregate of 2,008,090 shares of Common Stock, representing approximately 10.2% of the outstanding Common Stock of the Company.  The ownership percentage set forth above is based upon 18,530,627 shares of Common Stock of the Company outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, plus the 400,000 shares of restricted Common Stock issued to Mr. Stanfield on November 14, 2014 (pursuant to the 2014 Restricted Stock Award), plus the 400,000 shares of Common Stock issuable to Mr. Stanfield within 60 days of November 17, 2014 (pursuant to the 2015 Equity Award), plus an additional 315,792 shares which Stanfield Family Investments LLC (“SFI LLC”), a Virginia limited liability company, of which Mr. Stanfield is the Managing Member has, or will within 60 days of November 14, 2014 have, the right to acquire upon the exercise of stock options which are fully vested, the vesting of RSUs or otherwise.

The 2,008,090 shares of Common Stock consist of: (a) 66,352 shares held directly by Mr. Stanfield, (b) 1,143,446 shares held by SFI LLC, (c) 82,500 shares held by Mr. Stanfield’s wife, (d) 315,792 shares which SFI LLC has, or will within 60 days of November 14, 2014 have, the right to acquire upon the exercise of stock options which are fully vested, the vesting of RSUs or otherwise and (e) 400,000 shares which Mr. Stanfield has the right to acquire within 60 days of November 17, 2014 pursuant to the 2015 Equity Award.  Mr. Stanfield and his wife own a 55% interest in SFI LLC, and trusts for the benefit of their children own the remaining 45% interest.  Mr. Stanfield disclaims beneficial ownership of the shares held by SFI LLC except to the extent of his pecuniary interest therein.  Mr. Stanfield disclaims beneficial ownership of the shares held by his wife.

Mr. Stanfield has, or will have, sole voting and dispositive power over all of such shares, except that Mr. Stanfield does not, and will not until vesting, have full dispositive power over the 400,000 shares issued pursuant to the 2014 Restricted Stock Award or the 400,000 shares issuable pursuant to the 2015 Equity Award, as these shares are, and will be, subject to restrictions on transfer until such time as the shares become vested pursuant to the terms of the applicable award agreements and the 2014 Plan.  The 400,000 shares issued pursuant to the 2014 Restricted Stock Award will vest in 12 equal installments on the last day of each calendar quarter starting on December 31, 2014, subject to accelerated vesting under certain circumstances, and the 400,000 shares issuable pursuant to the 2015 Equity Award will be subject to Mr. Stanfield being employed on the date of grant and Mr. Stanfield entering into an award agreement approved by the Compensation Committee and will vest in 12 equal installments on the last day of each calendar quarter starting on March 31, 2015, subject to accelerated vesting under certain circumstances.  Mr. Stanfield’s ability to retain and dispose of these shares, in whole or in part, is subject to applicable vesting.  As of the applicable vesting date, Mr. Stanfield will have sole dispositive power over these shares.

In addition to the shares of Common Stock reported herein, SFI LLC holds 598,932 RSUs, which represent a contingent right to receive one share of the Company’s Common Stock or, at the Company’s option, cash or a combination of the two.  The RSUs are scheduled to vest between February 1, 2015 through March 17, 2018, subject to full accelerated vesting upon a change in control or sale while Mr. Stanfield is in the employ or service of the Company, upon Mr. Stanfield’s death or disability, or if Mr. Stanfield’s employment is terminated by the Company without cause or by Mr. Stanfield for good reason.

(c) Other than the 2014 Restricted Stock Award and the 2015 Equity Award described in Items 5(a) and 5(b) above, Mr. Stanfield has had no other transactions in the Company’s securities during the past sixty days.

(d) Other than as described in Items 5(a) and 5(b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

1.
Power of Attorney, dated May 15, 2013, granted by Michael R. Stanfield (incorporated by reference to Exhibit A to Schedule 13G filed by Mr. Stanfield with the Securities and Exchange Commission on May 15, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 21, 2014	By:	/s/ Jordan Rosenbaum
Jordan Rosenbaum as Attorney-in-Fact for
Michael R. Stanfield**

**
Executed by Jordan Rosenbaum as Attorney-in-Fact for Michael R. Stanfield. The Power of Attorney for Mr. Stanfield is attached as Exhibit A to the Statement on Schedule 13G with respect to the common stock of Intersections Inc., filed on May 15, 2013, and is incorporated herein by reference.